Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Teekay Corporation:

We consent to the use of our reports dated April 29, 2013, with respect to the consolidated balance sheets of Teekay Corporation as of December 31, 2012 and 2011, and the related consolidated statements of loss, comprehensive loss, cash flows and changes in total equity for each of the years in the two-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Vancouver, Canada

December 10, 2013